SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Euro Trend Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Charles M. Piluso
875 Merrick Avenue
Westbury, NY  11590
(212) 564-4922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

October 20, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

1

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Jan Burman

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
20,877,658
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
20,877,658
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,877,658

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22%

(14) TYPE OF REPORTING PERSON

IN

2

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Euro Trend Inc., a Nevada corporation, with its principal place of business located at 875 Merrick Avenue, Westbury, NY  11590. The telephone number is (727) 934-9593.

This Schedule 13D relates to the Share Exchange Agreement between Euro Trend Inc., a Nevada Corporation, Data Storage Corporation, a Delaware Corporation and the shareholders of Data Storage Corporation, pursuant to which 100% of the outstanding common shares of the Data Storage were acquired by Euro Trend Inc.  Jan Burman was issued 20,877,658 shares of Euro Trend Inc., in exchange for his 406,245 Class B common stock shares and 360,255 Series A preferred stock of Data Storage Corporation.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Jan Burman who is hereinafter sometimes referred to as the “Reporting Person.” Jan Burman with a principal place of business located at 875 Merrick Avenue, Westbury, NY  11590. The telephone number is (212) 564-4922.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were issued to Jan Burman pursuant to the Share Exchange Agreement between Euro Trend Inc., a Nevada Corporation, Data Storage Corporation, a Delaware Corporation and the shareholders of Data Storage Corporation, pursuant to which 100% of the outstanding common shares of the Data Storage were acquired by Euro Trend Inc.  Jan Burman was issued 20,877,658 shares of Euro Trend Inc., in exchange for his 406,245 Class B common stock shares and 360,255 Series A preferred stock of Data Storage Corporation.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 20,877,658 shares of the Issuer's common stock by the Reporting Person were issued the Share Exchange Agreement between Euro Trend Inc., a Nevada Corporation, Data Storage Corporation, a Delaware Corporation and the shareholders of Data Storage Corporation, pursuant to which 100% of the outstanding common shares of the Data Storage were acquired by Euro Trend Inc.  Jan Burman was issued 20,877,658 shares of Euro Trend Inc., in exchange for his 406,245 Class B common stock shares and 360,255 Series A preferred stock of Data Storage Corporation and the shares were valued at par value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 20,877,658 of the issued and outstanding common shares of the Issuer.  Such amount represented 22 % of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2008

By:	/s/ Jan Burman
Jan Burman
President, Chief Executive Officer

4